November 27, 2024

Yeoh Chee Wei
Chief Executive Officer
Empro Group Inc.
21, Jalan 15/23, Tiong Nam Industry Park, 40200 Shah Alam
Selangor, Malaysia

       Re: Empro Group Inc.
           Amendment No. 2 to Registration Statement on Form F-1
           Filed November 15, 2024
           File No. 333-282155
Dear Yeoh Chee Wei:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 4, 2024 letter.

Amendment No. 2 to Registration Statement on Form F-1
Corporate History and Structure, page 45

1. We note your revised disclosure on page 45 that "[o]n November 4, 2024, Empro
       Group acquired 100% of the equity interests in EMP Solution from its shareholders by issuing Ordinary Shares to such shareholders on a 1-for-1 basis." We also note your prior response in your letter dated June 4, 2024 that, once you complete all steps necessary to effect the reorganization, "We will describe in the prospectus the material provisions of the agreements that are entered into in connection with the reorganization, and file such agreements as exhibits to the Registration Statement as applicable." Please revise your disclosure to describe the material provisions of any agreements entered into in connection with the reorganization, and file these agreements as exhibits or provide your analysis as to why you believe the agreements
 November 27, 2024
Page 2

       are not required to be filed. Refer to Items 601(b)(2) and (10) of Regulation S-K.
       Please contact Al Pavot at 202-551-3738 or Jeanne Baker at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Robert Augustin at 202-551-8483 or Katherine Bagley at 202-551-2545 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Industrial Applications and
                                                            Services
cc:   Michael T. Campoli